UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    68158N106
                                 (CUSIP Number)

                                  ONE CLARK LLC
                                2 CORNELL STREET
                            SCARSDALE, NEW YORK 10583
                                  212-417-8210

                                with a copy to:

                               ALAN I. ANNEX, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                 (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                   DECEMBER 28, 2001
                (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 68158N106

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ONE CLARK LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a)
         (b) X*
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF
SHARES                      0
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   357,467
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            357,467
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         357,467
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


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


                                  SCHEDULE 13D

CUSIP NO. 68158N106

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MARK GOLDWASSER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a)
         (b) X*
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF
SHARES                      28,500
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   357,467
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            220,500
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            357,467
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         577,967
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

                                  SCHEDULE 13D
                                (AMENDMENT NO. )

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, par value $.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 1001 4th Avenue, Suite 2200, Seattle, Washington 98154.

ITEM 2. IDENTITY AND BACKGROUND.

      ONE CLARK LLC

One Clark LLC ("One Clark") is a Delaware limited liability company with a principal place of business at 2 Cornell Street, Scarsdale NY 10583. Mark Goldwasser is the sole Manager of One Clark LLC.

(d) During the last five years, One Clark has not been convicted in any criminal proceeding.

(e) During the last five years, One Clark has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

      MARK GOLDWASSER

(a) This Statement is being filed by Mark Goldwasser.

(b) The business address of Mark Goldwasser is c/o National Securities Corporation, 120 Broadway, 27th Floor, New York, NY
10271.

(c) Mark Goldwasser is the President and Director of the Company.

(d) During the last five years, Mark Goldwasser has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Mark Goldwasser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) Mark Goldwasser is a citizen of the United States of America.



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


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As more fully described in Item 4 below, on December 14, 2001, the Company, Mark Goldwasser ("Goldwasser") and Triage Partners LLC ("Triage") entered into a purchase agreement (the "Purchase Agreement") whereby the Company sold to One Clark 5,362 shares of the Company's Series A Preferred Stock for a purchase price of $100 per share. The transaction closed on December 28, 2001 (the "Closing Date").

The total amount of funds required by Goldwasser to acquire the shares of the Company's Series A Preferred Stock and the Common Stock reported in Item 5(a) was provided by One Clark LLC's capital available for investment. No part of the purchase was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities, except as follows: One Clark LLC, a Delaware limited liability company controlled by Goldwasser was formed for the purpose of assuming the obligations of Goldwasser under the Purchase Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

On December 14, 2001, Goldwasser entered into the Purchase Agreement whereby the Company sold to One Clark, as assignee, and Triage an aggregate of 10,725 shares of Company Series A Preferred Stock for an aggregate purchase price of $1,072,500. One Clark acquired 5,362 of such shares of Series A Preferred Stock for $536,250. Such shares are convertible into shares of Common Stock at no greater than $1.50 per share, or such lesser amount as the parties may agree and subject to the rules and regulations of The American Stock Exchange (as such amount is finally determined, the "Per Share Price").

Additionally, for a period of seven (7) months from the closing of the Purchase Agreement (the "Escrow Period"), One Clark and Triage maintain on deposit for the benefit of the Company's broker-dealer subsidiary, National Securities Corporation ("National"), in accordance with the terms of an Escrow Agreement (the "Escrow Agreement"), an aggregate of $500,000 ($250,000 of which was advanced by One Clark) (the "Escrow Amount") to be drawn down by the Company, on an as needed basis, in the event the Company requires additional capital (a) to satisfy the shareholders' equity covenant related to its Clearing Agreement dated as of August 23, 2001, as amended, between First Clearing Corporation and National or (b) for working capital, if the Company does not attain profitability within the Escrow Period. All draw downs pursuant to the Escrow Agreement shall be on a pro-rata basis with Triage. Upon each draw down of the Escrow Amount, if any, the Company will issue such number of shares of Series A Convertible Preferred Stock as payment therefor at the Per Share Price in amounts and denominations in accordance with One Clark's and Triage's instructions. Upon expiration of the Escrow Period, the escrow agent will pay One Clark and Triage the balance of the Escrow Amount, if any, and accrued interest thereon in accordance with One Clark's and Triage's instructions, as more fully set forth in the Escrow Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 2,236,449 shares of Common Stock outstanding as of December 14, 2001. One Clark is the beneficial owner of 357,467 shares issuable upon conversion of the Company's Series A Convertible Stock which represents 13.8% of the outstanding shares of Common Stock. Goldwasser is the beneficial owner of 577,967 shares of Common Stock which represents 20.5% of the outstanding shares of Common Stock. Such shares include, by virtue of his relationship with One Clark LLC as described above, 357,467 shares of common Stock issuable upon conversion of the Company's Series A Convertible Stock. In addition, such amount includes 192,000 shares issuable upon exercise of fully-vested stock options.

(b) One Clark LLC has the shared power to direct the vote and the shared power to direct the disposition (with Goldwasser) of the 357,467 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock. Goldwasser has the sole power to direct the vote of 28,500 shares of Common Stock; the sole power to direct the disposition of 220,500 shares of Common Stock and the shared power to direct the disposition (with One Clark) of 577,967 shares of Common Stock.

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1:  Joint Filing Agreement dated January 4, 2002.

      Exhibit 2: Purchase Agreement by and among Olympic Cascade Financial Corporation, Mark Goldwasser and Triage Partners, LLC dated December 14, 2001.

      Exhibit 3:  Escrow Agreement by and made among Olympic Cascade
                  Financial Corporation, Mark Goldwasser, Triage Partners, LLC and National Securities Corporation dated December 14, 2001.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2002


ONE CLARK LLC


By:/s/ MARK GOLDWASSER
----------------------
Name:  Mark Goldwasser
Title: Manager


 /s/ MARK GOLDWASSER
--------------------
     Mark Goldwasser



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